1. Name and Address of Reporting Person
   McGettrick, Mark F.
   One James River Plaza - 21st Floor
   701 East Cary Street
   Richmond, VA 23219
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Administrative Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/01/2002 F       V     -419        D      $0.0000                     D
Common Stock                       04/22/2002 M             6471        A      $39.2500                    D
Common Stock                       04/22/2002 S             -6471       D      $66.6520                    D
Common Stock                       04/23/2002 M             8345        A      $39.2500                    D
Common Stock                       04/23/2002 S             -8345       D      $66.3064   38319            D
Common Stock                                                                              4612             I           By Trustee of
                                                                                                                       Employee
                                                                                                                       Savings Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $39.25   04/22/2002 M               6471  01/01/2002 01/01/2010 Common  6471     $0.0000             D
                        <F1>                                                   Stock
Stock Option   $39.25   04/23/2002 M               8345  01/01/2002 01/01/2010 Common  8345     $0.0000    3266     D
                                                                               Stock
Stock Option   $41.25                                               05/17/2009 Common                      56000    D
                                                                               Stock
Stock Option   $59.96                                               01/01/2008 Common                      33333    D
                                                                               Stock
Stock Option   $59.96                                               01/01/2009 Common                      33333    D
                                                                               Stock
Stock Option   $59.96                                               01/01/2010 Common                      33334    D
                                                                               Stock

Explanation of Responses:

<F1>
The stock option exercises reported on this Form 4 were previously announced by Dominion Resources, Inc. in a news release issued on April 17, 2002

SIGNATURE OF REPORTING PERSON
/s/ Mark F. McGettrick

DATE
05/07/2002